YIT Capital Markets Day in Espoo, Partnership Properties segment to open up new opportunities

YIT Corporation Investor News September 28, 2017 at 8:00 a.m.

YIT’s Capital Markets Day (CMD) for investors and analysts will be organised in the Finnish Nature Centre Haltia, Espoo, Finland constructed by YIT today, September 28, 2017 and it will deal with topical issues such as the Partnership Properties segment to be established at the turn of the year, as well as the current situation in respect of the proposed merger with Lemminkäinen.  Changes to strategy or financial targets will not be disclosed.

YIT announced on June 19 a decision to establish a new Partnership Properties segment at the turn of the year. The new segment will focus on financing the initial phases of major development projects and on the ownership and subsequent realisation of the developed properties at the right moment. In accordance with its strategy, YIT aims to make a significant part of large and long-term investments with partners.

According to current plans, we will report the ownership of the Mall of Tripla, Tietotie 6 and E18 Hamina-Vaalimaa motorway projects, among others, under the new segment. The total value of the holdings to be reported under the segment is approximately EUR 1,000 million. The new operating model changes, according to current plans, the reporting policy for jointly-owned projects during the construction and at the time of completion. In addition, the operating model also allows the creation of an ownership-based cash flow business. In the long run, YIT’s aim is to continue its practice of selling its holdings to final investors at the time it sees fit. Investments in projects are carried out according to the financial targets determined by Group.

The preparation of the merger with Lemminkäinen has progressed according to the schedule published on June 19. The Extraordinary General Meetings of both companies gave their approvals for the merger plans in September. The proposed merger still needs the approval of the competition authorities. At present, integration planning is in full swing to the extent allowed by law.

In the Housing Finland & CEE segment, the growth in consumer sales has remained good and the outlook is bright. We estimate the consumer housing sales volume in Finland in the third quarter to reach over 450 (Q3/2016: 291) and in the CEE countries over 200 (Q3/2016: 201) apartments. At the Capital Markets Day, we will disclose for the first time the development of the housing revenue in the CEE countries.

In Russia, we estimate that the low point of the economic cycle is now behind us, but housing demand is anticipated to improve slowly and price levels remain low. In the Housing Russia segment, the focus is on reducing the amount of capital invested in Russia by RUB 6 billion through housing and land sales by the end of 2018 from the 6/2016 level and on improving profitability. We estimate that the housing sales volume in the third quarter will reach over 700 (Q3/2016: 880).

In the Business Premises and Infrastructure segment, major projects are proceeding as planned and the order backlog remains strong. There are many interesting projects at the tendering stage in the segment. The business premises rental business has been very successful in the past twelve months.

The guidance for 2017 was raised in July and it remains unchanged (segment reporting, POC):

Group revenue is estimated to grow by 5–12 per cent.

The adjusted operating profit is estimated to be EUR 105–115 million.

Adjusted operating profit does not include significant restructuring costs, impairments or other items affecting comparability.

Capital Markets Day

The Capital Markets Day programme starts today, September 28, 2017, at 9 a.m. local time. The presentations can be followed live on YIT’s website at www.yitgroup.com/webcast.  During the presentations, investors and analysts can also post their questions using the chat feature.

Further information about the Capital Markets Day is available on YIT’s website at www.yitgroup.com/cmd.

For further information, please contact:

Hanna Jaakkola, Vice President, Investor Relations, YIT Corporation, Tel. +358 40 566 6070, hanna.jaakkola@yit.fi

YIT CORPORATION

Hanna Jaakkola
Vice President, Investor Relations

Distribution: Nasdaq Helsinki, major media, www.yitgroup.com

YIT creates better living environment by developing and constructing housing, business premises, infrastructure and entire areas. Our vision is to bring more life in sustainable cities. We want to focus on caring for customer, visionary urban development, passionate execution and inspiring leadership. Our growth engine is urban development involving partners. Our operating area covers Finland, Russia, the Baltic countries, the Czech Republic, Slovakia and Poland. In 2016, our revenue amounted to nearly EUR 1.8 billion, and we employ about 5,300 employees. Our share is listed on Nasdaq Helsinki. www.yitgroup.com

Disclaimer

Notice to Lemminkäinen Shareholders in the United States

The YIT shares to be issued in connection with the merger of YIT and Lemminkäinen have not been registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”) and are being issued in reliance on the exemption from registration set forth in Rule 802 under the Securities Act.

YIT and Lemminkäinen are Finnish companies and the issuance of YIT shares will be subject to procedural and disclosure requirements in Finland that may be different from those of the United States. Any financial statements or other financial information included in this investor news may have been prepared in accordance with non-U.S. accounting standards that may not be comparable to the financial statements of U.S. companies or companies whose financial statements are prepared in accordance with generally accepted accounting principles in the United States.

It may be difficult for U.S. shareholders of Lemminkäinen to enforce their rights and any claims they may have arising under U.S. federal securities laws in connection with the merger, since YIT and Lemminkäinen are located in non-U.S. jurisdictions, and some or all of YIT’s and Lemminkäinen’s officers and directors may be residents of countries other than the United States. As a result, U.S. shareholders of Lemminkäinen may not be able to sue YIT or Lemminkäinen or their respective officers and directors in a court in Finland for violations of U.S. federal securities laws. Further, it may be difficult to compel YIT or Lemminkäinen to subject themselves to the jurisdiction or judgment of a U.S. court.

Lemminkäinen’s shareholders should be aware that YIT may purchase Lemminkäinen’s shares otherwise than under the merger, such as in open market or privately negotiated purchases, at any time during the pendency of the proposed merger.